

February 3, 2021

Paul A. Rode
Chief Financial Officer and Treasurer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: BellRing Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 20, 2020**
> **File No. 001-39093**

Dear Mr. Rode:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

Financial Statements
Notes to Financial Statements, page 56

1. Please enhance your disclosure in future filings to include a discussion of your internal structure, how you are organized, and whether operating segments have been aggregated. Refer to ASC 280-10-50-21.

Exhibits 31
Section 302 Certifications, page 81

2. The certifications filed as Exhibits 31.1, 31.2 and 31.3 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting as shown in Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to include the correct certifications. In your amendment, you may include the cover page, explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of

Section 302 certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated. Refer to Regulation S-K Compliance & Disclosure Interpretation 246.13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andi Carpenter at 202-551-3645 or Jeff Gordon at 202-551-3866 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing